Mr. William Choi
Accounting Branch Chief
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
United States

21 April 2006

Re:	United Utilities PLC Annual Report on Form 20-F/A for the Fiscal Year Ended March 31, 2005 (File No. 1-14744)

Dear Mr.Choi:

By letter dated March 31, 2006, the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) provided certain comments on the Annual Report on Form 20-F/A for the fiscal year ended March 31, 2005 (File No. 1-14744) (the “2005 Annual Report”), as amended, filed by United Utilities PLC (the “Company”) with the Commission on December 9, 2005. This letter contains the Company’s responses to those comments. Based on the following responses, we respectfully suggest that there is no need for us to file any amendments to our 2005 Annual Report but will reflect our responses to the Staff’s comments, as appropriate, in our future Annual Reports on Form 20-F (“Future Annual Reports”), beginning with our Annual Report for the fiscal year ended March 31, 2006 which is expected to be filed in June 2006.

For convenience, we have reproduced the Staff’s comments and provided responses immediately below them.

General

1.	In future filings, please disclose the amount of the US GAAP adjustments for each of the differences you identify for each of the periods presented. For example, please disclose the amounts of the adjustments attributable to:
•	Actual infrastructure renewals and the related accumulated depreciation;
•	The recognition of restructuring charges and extinguished liabilities in different periods;
•	Amortization of fair value adjustments recognized in accordance with transition provisions of FAS 133, retranslation of monetary assets and liabilities at spot rates and deferral of gains and losses on terminated interest rate swaps; and
•	Provisions for contract losses.

The Company is adopting IFRS for the first time in its 2006 financial statements. As a result there will be substantial changes to the Company’s primary financial statements and its reconciliation to US GAAP. The Company will ensure that the amounts of all significant adjustments to net income and shareholders’ equity between IFRS and US GAAP (including, where applicable, amounts relating to accumulated depreciation, amortization and tax) will be disclosed in accordance with the requirements of Item 17 of Form 20-F.

Derivatives and Hedging Activities, page 88

2.	We note the discussions contained in your Operating and Financial Review regarding service contracts of your infrastructure management and business process outsourcing businesses. Please tell us whether any of your service contracts contain embedded foreign currency derivatives. If so, please tell us whether the embedded instruments have been separated from the host contracts in accordance with paragraph 12 of FAS 133. If not, tell us why the contracts qualify for the exception in paragraph 15 of FAS 133 or whether the contracts are measured at fair value under paragraph 16 of FAS 133.

The Company analyses each service contract to identify if there are derivative instruments embedded in the contract. The Company has not identified any service contracts which contain embedded foreign currency derivatives since all contracts are denominated in the functional currency of the Company’s subsidiary that has entered into the contract. Accordingly, the provisions of paragraph 15 and 16 of FAS 133 have not been applied to such contracts.

Earnings Per Share, page 89

3.	We note your disclosure on page 96 that you calculated the adjustment factor to reflect the bonus element of the rights issue by dividing the theoretical ex-rights fair value per share by the fair value per share immediately before exercise of the rights. It appears that you should have calculated the adjustment factor by dividing the fair value per share immediately before exercise of the rights by the theoretical ex-rights fair value per share. Please refer to paragraph 56 of FAS 128. Please advise or revise.

Management has noted that paragraph 56 of FAS 128 requires that:

“The number of common shares used in computing basic and diluted EPS for all periods prior to the rights issue shall be the number of common shares outstanding immediately prior to the issue multiplied by the following factor: (fair value per share immediately prior to the exercise of the rights)/(theoretical ex-rights fair value per share).”

Based on this guidance, the Company has recalculated the adjustment factor denominator for restating EPS and basic EPS for the year ended 31 March 2003 (since this was the last Annual Report note to incorporate an adjustment factor) as follows:

Adjustment factor:
As per paragraph 56 of FAS 128	1.0898 = 531.5/487.7
As disclosed	0.9176 = (theoretical ex-rights fair value per share)/ (fair value per share immediately prior to the exercise of the rights)

Denominator for restating EPS:
As per paragraph 56 of FAS 128	606.0m = 556.1m of ordinary shares*1.0898
As disclosed	606.0m = 556.1m of ordinary shares/ 0.9176

Restated basic EPS:	£0.46 = £277.8m net income/ 606.0m restated shares

As evidenced above, the calculation performed by the Company results in the adjusted EPS being consistent with the amount calculated based on guidance in FAS 128. The adjustment factor disclosed in accordance with UK GAAP is the reciprocal of the factor required by FAS 128. Consequentially, while the Company divided the number of common shares outstanding immediately prior to the rights issue by the reciprocal of the FAS 128 adjustment factor, there is no difference between the denominator for restating EPS as calculated by the Company and as required by FAS 128. The Company will present disclosures of EPS calculations, in accordance with FAS 128, more clearly in future filings.

Classification Differences Between UK and US GAAP, page 90

4.	We note your disclosure in Note 16 on page 71 that prepayments and accrued income includes amounts due after one year. Please tell us whether these amounts are reflected in US GAAP adjustments related to classification differences between UK and US GAAP. If not please revise or tell us why a revision is not necessary.

The prepayments and accrued income figure of £402.4m, disclosed in Note 16 on page 71, relates primarily to the SSAP 24 pension prepayment, as required under UK GAAP. Because the calculation methodology under UK GAAP is not consistent with US GAAP, the Company has reversed the UK GAAP prepayment of £401.2m and recognized a pension prepayment of £178.7m under US GAAP, as disclosed in footnote 37 (a) on page 86. The prepayment under US GAAP was included in current assets in the Selected Financial Data. Accordingly, there is not a classification difference that needs to be described in note 37 (a). However, in future filings the US GAAP Selected Financial Data will be amended to include this amount in the non-current assets.

The Company acknowledges that:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding this response letter, please contact Simon Batey on + 44 1925 237003 (fax number + 44 1925 237148), or Tim Rayner on + 44 1925 237071 (fax number + 44 1925 237066), or alternatively contact me on + 44 1925 237002.

Yours sincerely

Philip Green
Chief Executive
United Utilities PLC

cc:	Simon Batey	(Group Finance Director)
	Tim Rayner	(Company Secretary)
	Ashar Qureshi	(Cleary Gottlieb Steen & Hamilton LLP)
	John Salmon	(Deloitte & Touche LLP)